UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

PFSWEB, INC.
(Name of Subject Company)
PEREGRINE MERGERSUB I, INC.
(Offeror)
GXO LOGISTICS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
717098206
(CUSIP Number of Class of Securities)

Karlis P. Kirsis
Chief Legal Officer
Two American Lane
Greenwich, CT 06831
(203) 489-1287
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Adam O. Emmerich, Esq.
Viktor Sapezhnikov, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on September 21, 2023, by Peregrine MergerSub I, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of GXO Logistics, Inc., a Delaware corporation (“Parent”), and Parent.  The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of PFSweb, Inc., a Delaware corporation, for $7.50 per Share, in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged.  All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Items 4, 6, 7 and 11.

The Offer to Purchase and Items 4, 6, 7 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by amending and restating Section 9 — “Source and Amount of Funds” with the following:

“Parent and Merger Sub estimate that the total amount of funds required to consummate the Offer and the Merger and to provide funding for the payment in respect of outstanding in-the-money stock options, deferred stock unit awards and other stock-based awards is approximately $181 million, plus related fees and expenses.

Parent and Merger Sub currently have, and will have, available to them, through cash on hand and undrawn commitments under the Credit Agreement, dated as of June 23, 2021, among Parent, Citibank, N.A., as administrative agent, and the other parties thereto, as amended by Amendment No. 1 thereto, dated as of March 9, 2023 (as so amended, and as may be further amended, modified, refinanced or replaced from time to time, the “Parent Credit Agreement”), funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby.

The Parent Credit Agreement, which matures in June 2026, provides for $800 million of lending commitments. Loans under the Parent Credit Agreement bear interest at a fluctuating rate equal to (i) with respect to borrowings in dollars, at Parent’s option, the alternate base rate or a term secured overnight financing rate (as further described in the Parent Credit Agreement), (ii) with respect to borrowings in Canadian dollars, the reserve-adjusted Canadian Dollar Offered Rate, (iii) with respect to borrowings in Euros, the reserve-adjusted Euro Interbank Offered Rate, and (iv) with respect to any amounts denominated in Pounds Sterling, Sterling Overnight Index Average, in each case, plus an applicable margin calculated based on Parent’s credit ratings. In addition, Parent is paying a commitment fee of 0.15% per annum on the unused portion of the commitments under the Parent Credit Agreement. The Parent Credit Agreement also contains customary covenants, including a leverage ratio-based financial covenant, and events of default.

As of June 30, 2023, Parent held cash and cash equivalents of $305 million and had $700 million of borrowing capacity available under the Parent Credit Agreement. Neither Parent nor Merger Sub has entered into any alternative financing plan or arrangement in connection with the Merger Agreement or the transactions contemplated thereby.

The Offer is not subject to a financing condition. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Parent and Merger Sub currently have, and will have, available to them, through cash on hand and undrawn commitments under the Parent Credit Agreement, funds necessary to purchase all Shares tendered pursuant to the Offer, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Merger Sub is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Parent Credit Agreement, a copy of which is filed as Exhibit (b)(1) to the Schedule TO, and Amendment No. 1 to the Parent Credit Agreement, a copy of which is filed as Exhibit (b)(2) to the Schedule TO, both of which are incorporated in this document by reference.”

Items 1, 3, 4, 5, 6, 7, 9 and 11.

The Offer to Purchase and Items 1, 3, 4, 5, 6, 7, 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by amending and restating the paragraphs in the Summary Term Sheet section on page 2 of the Offer to Purchase under “Will you have the financial resources to make payment?” with the following:

“Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Merger Sub to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, and to provide funding for the payment in respect of outstanding in-the-money stock options, deferred stock unit awards and other stock-based awards is approximately $181 million, plus related fees and expenses. Parent and Merger Sub currently have, and will have, available to them, through cash on hand and undrawn commitments under the Parent Credit Agreement (as defined below), funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Parent nor Merger Sub has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 9 — “Source and Amount of Funds.””

The Offer to Purchase and Items 1, 3, 4, 5, 6, 7, 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented by amending and restating the paragraph in the Summary Term Sheet section on page 2 of the Offer to Purchase under “Is your financial condition relevant to my decision to tender my Shares in the Offer?” with the following:

“No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the

Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•
Parent and Merger Sub currently have, and will have, available to them, through cash on hand and undrawn commitments under the Parent Credit Agreement (as defined below), sufficient funds to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).”

Items 4 and 11.

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by amending and restating the first paragraph of Section 1 — “Terms of the Offer” with the following:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Merger Sub will (and Parent will cause Merger Sub to) accept and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights,” promptly after the Expiration Time (but no later than three (3) business days after the date of the Expiration Time).”

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented by amending and restating the first paragraph of Section 2 — “Acceptance for Payment and Payment for Shares” with the following:

“Subject to the prior satisfaction of the Minimum Tender Condition and the satisfaction, or waiver by Parent or Merger Sub (to the extent permitted by law), of the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” Merger Sub will, and Parent will cause Merger Sub to, accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn pursuant to the Offer promptly after the Expiration Time (but no later than three (3) business days after the date of the Expiration Time).”

Item 7.

Item 7(b) of the Schedule TO is hereby amended and supplemented by adding the following sentence:

“Parent has no alternative financing arrangement or financing plans relating to the Offer.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by amending and restating the line “(b) None.” with the following exhibits:

(b)(1)
Credit Agreement, dated as of June 23, 2021, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Citibank, N.A., as Administrative Agent and an Issuing Lender (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Registration Statement on Form 10 filed by GXO Logistics, Inc. with the Securities and Exchange Commission on July 7, 2021).*

(b)(2)
Amendment No. 1 to Credit Agreement, dated as of March 9, 2023, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by GXO Logistics, Inc. with the Securities and Exchange Commission on March 10, 2023).*

*   Previously filed.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 21, 2023.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)
Press Release, dated September 14, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).*

(a)(1)(F)
Social Media Posts from September 14, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).*

(a)(1)(G)
Investor Relations Communication from September 14, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).*

(a)(1)(H)
Communication to PFSweb, Inc. Employees from September 19, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 19, 2023).*

(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on September 21, 2023.*

(b)(1)
Credit Agreement, dated as of June 23, 2021, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Citibank, N.A., as Administrative Agent and an Issuing Lender (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Registration Statement on Form 10 filed by GXO Logistics, Inc. with the Securities and Exchange Commission on July 7, 2021).*

(b)(2)
Amendment No. 1 to Credit Agreement, dated as of March 9, 2023, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by GXO Logistics, Inc. with the Securities and Exchange Commission on March 10, 2023).*

(a)(5)(A)	Social Media Post from September 22, 2023.*

(d)(1)
Agreement and Plan of Merger, dated as of September 13, 2023, by and among PFSweb, Inc., GXO Logistics, Inc. and Peregrine MergerSub I, Inc.  (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PFSweb, Inc. with the Securities and Exchange Commission on September 14, 2023 (File No. 001-39254)).*

(d)(2)	Confidentiality Agreement, dated as of August 13, 2021, by and between PFSweb, Inc. and GXO Logistics, Inc., as amended as of April 28, 2023.*

(d)(3)	Amendment to Confidentiality Agreement, dated as of April 28, 2023, by and between PFSweb, Inc. and GXO Logistics, Inc.*

(d)(4)	Exclusivity Agreement, dated as of August 30, 2023, by and between PFSweb, Inc. and GXO Logistics, Inc.*

(g)	None.

(h)	None.

*   Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2023

PEREGRINE MERGERSUB I, INC.

By:	/s/ Karlis P. Kirsis
Name:	Karlis P. Kirsis
Title:	Vice President and Secretary

GXO LOGISTICS, INC.
By:	/s/ Karlis P. Kirsis
Name:	Karlis P. Kirsis
Title:	Chief Legal Officer